June 30, 2010

Dennis C. Pence, President
Coldwater Creek Inc.
One Coldwater Creek Drive
Sandpoint, Idaho 83864

RE: **Coldwater Creek Inc.**
Form 10-K FYE January 30, 2010
Filed March 31, 2010;
DEF14A for Annual Meeting June 12, 2010
Filed April 30, 2010
File No. 0-21915

Dear Mr. Pence:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 30, 2010

Exhibits

1. We note that exhibit 10.3 to the Form 10-K does not have some or all of the schedules, attachments, or exhibits as listed in the exhibit itself. In your next periodic report, please file this exhibit in its entirety as required by Item 601(b)(10) of Regulation S-K or advise**.**

DEF14A filed April 30, 2010 for Annual Meeting on June 12, 2010

2. We note that you do not appear to include disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Equity Incentive Plan, page 25

3. We note the 13 peer companies referenced on page 15, which appear to be the same companies discussed in this section. In future filings, please revise to address the

extent to which awards to your named executive officers fell within the ranges suggested by the peer group. Additionally, it is unclear what material instructions or directions the committee gave to the compensation consultant with respect to the performance of its duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K. Please provide a copy of draft disclosure with your response.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Janice McGuirk, examiner at (202) 551-3395 or Jim Lopez, legal reviewer, at (202) 551- 3536 with any questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax (208) 263-1582